                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



     For the fiscal year ended December 31, 1995



     Commission file number 1-1910


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:




                      Baltimore Gas and Electric Company
                      Employee Savings Plan
                      Address same as issuer





          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                      Baltimore Gas and Electric Company
                      Gas and Electric Building, Charles Center
                      Baltimore,  Maryland  21201

                                   SIGNATURES







          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




















                                   BALTIMORE GAS AND ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN
                                   _____________________________________










     Date ______________________   _____________________________________

                                   Diane L. Featherstone
                                   Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Plan Administrator of the
            Baltimore Gas and Electric Company
            Employee Savings Plan


             We have audited the accompanying statements of net assets available for benefits of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

             Our  audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             Coopers & Lybrand L.L.P.

        Baltimore, Maryland
        June 25, 1996
                                      - 3 -

                       CONSENT OF INDEPENDENT ACCOUNTANTS



             We consent to the incorporation by reference in the Prospectuses prepared in accordance with the requirements of Form S-8 (File Nos. 33-56084 and 33-59545) and Form S-3 (File Nos. 33-61297,33-57658, 33-49801, 33-33559 and 33-45260) and the
        Prospectus of Constellation Energy Corporation prepared in accordance with the requirements of Form S-4 (File No. 33-64799) of our report dated June 25, 1996 accompanying the financial statements and supplemental schedules of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1995 and 1994 and for the years then ended, included in this Annual Report on Form 11-K of Baltimore Gas and Electric Company.





                                      Coopers & Lybrand L.L.P.


        Baltimore, Maryland
        June 27, 1996

        Baltimore Gas and Electric Company
              Employee Savings Plan
  Statement of Net Assets Available for Benefits
                December 31, 1995


                 Investment Funds


                                            BGE Common       Interest Income       Mutual
                            Total           Stock Fund            Fund              Funds          Loan Fund
                         -----------        -----------       --------------    --------------   --------------
Assets
Value of securities
  held in trust         $364,272,880       $304,105,431                 $0        $60,167,449           $0
Value of guaranteed
  investment contracts   123,879,233                  0        123,879,233                  0            0
Loans outstanding to
  plan participants       26,097,091                  0                  0                 0    26,097,091
Short-term investments     2,261,069            109,889          2,134,696            16,484             0
Accrued dividends
  receivable               4,136,819          4,136,819                  0                 0              0
Accrued interest
  receivable                   1,093                  0              1,093                 0              0
Accounts receivable          216,732            215,716                928                 0             88
                       --------------     --------------     --------------   --------------   --------------
Total                    520,864,917        308,567,855        126,015,950        60,183,933     26,097,179
                       --------------     --------------     --------------   --------------   --------------
Liabilities

Accounts payable                   0                  0                  0               0                0
                       --------------     --------------     --------------   --------------   --------------
 Total                             0                  0                  0               0                0
                       --------------     --------------     --------------   --------------   --------------

Net assets available
 for benefits           $520,864,917       $308,567,855       $126,015,950     $60,183,933        $26,097,179
                        ============       ============       ============     ============     =============


The accompanying notes are an integral part of the financials.

(continued next page)

   Baltimore Gas and Electric Company
         Employee Savings Plan
Statement of Mutual Funds Included in Assets Available for Benefits
           December 31, 1995
              (Continued)

              Mutual Funds

                               Total        T. Rowe Price    T. Rowe Price     T. Rowe Price    T. Rowe Price   T. Rowe Price
                               Mutual           Balanced          Equity            Growth         Small Cap     International
                                Funds             Fund         Income Fund        Stock Fund       Stock Fund      Stock Fund
                           --------------   --------------   --------------    --------------   --------------  --------------
Assets
Value of securities
   held in trust             $60,167,449      $1,247,428       $37,622,250       $15,610,682      $3,977,965      $1,709,124
Value of guaranteed
   investment contract                 0               0                 0                 0               0               0
Loans outstanding to
   plan participants                   0               0                 0                 0               0               0
Short-term investments            16,484               0            11,328             3,817           1,339               0
Accrued dividends
   receivable                          0               0                 0                 0               0               0
Accrued interest
   receivable                          0               0                 0                 0               0               0
Accounts receivable                    0               0                 0                 0               0               0
                           --------------  --------------    --------------    --------------  --------------  --------------
Total                         60,183,933        1,247,428        37,633,578        15,614,499       3,979,304       1,709,124
                           --------------  --------------    --------------    --------------  --------------  --------------
Liabilities

Accounts payable                       0               0                 0                 0               0               0
                           --------------  --------------    --------------    --------------  --------------  --------------
 Total                                 0               0                 0                 0               0               0
                           --------------  --------------    --------------    --------------  --------------  --------------

Net assets available
 for benefits                 $60,183,933      $1,247,428       $37,633,578       $15,614,499      $3,979,304      $1,709,124
                             ============    ============      ============      ============   =============    ============


The accompanying notes are an integral part of the financial statements.

Baltimore Gas and Electric Company
     Employee Savings Plan
Statement of Net Assets Available for Benefits
       December 31, 1994


Investment Funds

                                                                                         Vanguard/
                                               BGE Common            Fixed                Morgan
                              Total            Stock Fund          Rate Fund           Growth Fund      Windsor Fund     Loan Fund
                            ----------          ----------         ----------             ---------     ---------        ---------
Assets
Value of securities
   held in trust (Note 3)  $263,550,725       $229,768,037                 $0      $8,661,727         $25,120,961               $0
Value of guaranteed
   investment contracts     119,090,095                  0        119,090,095               0                   0                0
Loans outstanding to
   plan participants         23,878,730                  0                  0               0                   0       23,878,730
Short-term investments        2,925,088          1,918,785            601,888         114,096             290,319                0
Accrued dividends
   receivable                 3,929,198          3,929,198                  0               0                   0                0
Accrued interest
   receivable                     9,053              5,102              3,302             137                 512                0
Accounts receivable           2,967,355            158,791          1,389,384         134,521             183,707        1,100,952
                             ----------        -----------         ----------        ---------           ---------        ---------
          Total             416,350,244        235,779,913        121,084,669       8,910,481          25,595,499       24,979,682
                             ----------          -----------       ---------         --------          -----------        ---------

Liabilities

Accounts payable              6,768,146          1,287,566            838,234         288,447          2,099,636         2,254,263
                             ----------          -----------        -----------      ---------        ---------        ---------
          Total               6,768,146          1,287,566            838,234         288,447          2,099,636         2,254,263
                             ----------          -----------        ----------       ---------        ---------        ---------

Net assets available
 for benefits              $409,582,098       $234,492,347       $120,246,435      $8,622,034        $23,495,863       $22,725,419
                             ==========        ===========        ==========          =========        =========        =========


The accompanying notes are an integral part of the financial statements.

Baltimore Gas and Electric Company
   Employee Savings Plan
Statement of Changes in Net Assets Available for  Benefits
For the Year Ended December 31, 1995


      Investment Funds


                                            BGE Common       Interest Income       Mutual
                            Total           Stock Fund            Fund              Funds          Loan Fund
                        --------------     --------------     --------------    --------------   --------------
Additions and Net
Investment Activity
- -------------------

Contributions:
Participant eligible
  pay contributions     $26,079,146            $9,041,608         $9,875,045       $7,162,493               $0
Participant rollover
  contributions             616,695                37,346            134,922          444,427                0
Employer matching
  contributions
  Company stock           8,680,502             8,680,502                  0                0                0
                       --------------       --------------     --------------   --------------   --------------
                         35,376,343            17,759,456         10,009,967        7,606,920                0
                       --------------       --------------     --------------   --------------   --------------

Income:

Dividends
  Stock                  18,088,315            13,016,962                  0        5,071,353                0
  Employee
    stock account         2,795,421             2,795,421                  0                0                0
Interest                  7,583,637                75,414          7,505,395            2,828                0
Interest on
   participant loans      1,958,587                     0                  0                0        1,958,587
                       --------------      --------------     --------------   --------------   --------------
                         30,425,960            15,887,797          7,505,395        5,074,181        1,958,587
                       --------------      --------------     --------------   --------------   --------------


Participant
  loan repayments                 0             4,852,461          3,265,736        1,562,918       (9,681,115)

Participant interfund
  transfers (net)                 0            (5,572,246)        (1,021,356)       6,593,602                0


The accompanying notes are an integral part of the financials.
(continued on next page)

Baltimore Gas and Electric Company
     Employee Savings Plan
Statement of Changes in Mutual Funds included in
   Net Assets Available for  Benefits
 For the Year Ended December 31, 1995


                           Total    T. Rowe Price    T. Rowe Price     T. Rowe Price    T. Rowe Price   T. Rowe Price
                           Mutual     Balanced          Equity            Growth         Small Cap     International
                           Funds        Fund         Income Fund        Stock Fund       Value Fund      Stock Fund
                       ------------ --------------   --------------    --------------   --------------  --------------
Additions and Net
Investment Activity
- -------------------

Contributions:
Participant eligible
  pay contributions    $7,162,493    $132,251   $4,118,307        $2,276,163        $394,511        $241,261
Participant rollover
  contributions           444,427      89,484       93,638           139,108          54,529          67,668

                    --------------  ------------  ----------    --------------  --------------  --------------
                        7,606,920     221,735    4,211,945         2,415,271         449,040         308,929
                    --------------  ------------    --------    --------------  --------------  --------------

Income:


Dividends               5,071,353           22,759         3,707,069         1,114,438         177,889          49,198

Interest                    2,828                0             1,462             1,366               0               0

                     --------------  --------------    --------------    --------------  --------------  -------------
                        5,074,181           22,759         3,708,531         1,115,804         177,889          49,198
                     --------------  --------------    --------------    --------------  --------------  --------------


Participant
  loan repayments       1,562,918           27,796           954,332           444,336          86,771          49,683

Participant interfund
  transfers (net)       6,593,602          966,438          (549,677)        1,498,202       3,358,183       1,320,456


The accompanying notes are an integral part of the financials.
(continued on next page)

Baltimore Gas and Electric Company
    Employee Savings Plan
Statement of Changes in Net Assets Available for  Benefits
For the Year Ended December 31, 1995
         (Continued)


      Investment Funds


                                            BGE Common       Interest Income       Mutual
                            Total           Stock Fund            Fund              Funds          Loan Fund
                        --------------     --------------     --------------    --------------   --------------
Additions and Net
Investment Activity
(Continued)
- --------------------

Appreciation
  of investments:
Net appreciation
  of common stock       $68,094,218         $68,094,218                 $0               $0               $0

Net appreciation
  of mutual funds        10,933,250                   0                  0       10,933,250                0
                       --------------     --------------     --------------   --------------   --------------
                         79,027,468          68,064,218                  0       10,933,250                0
                       --------------     --------------     --------------   --------------   --------------


Total additions and net
 investment activity    144,829,771         101,021,686         19,759,742       31,770,871       (7,722,528)
                       --------------     --------------     --------------   --------------   --------------

Distributions:

Withdrawal and
  distribution
  payments to
  participants          (33,546,952)        (20,540,987)       (10,313,506)      (1,975,160)        (717,299)
Loans to participants             0          (6,405,191)        (3,676,721)      (1,729,675)      11,811,587
                       --------------     --------------     --------------   --------------   --------------
Total Distributions     (33,546,952)        (26,946,178)       (13,990,227)      (3,704,835)      11,094,288
                       --------------     --------------     --------------   --------------   --------------

Change in net assets    111,282,819          74,075,508          5,769,515       28,066,036        3,371,760
Net assets available
  for  benefits,
  beginning of year     409,582,098         234,492,347        120,246,435       32,117,897       22,725,419
                       --------------     --------------     --------------   --------------   --------------

Net assets available
  for benefits,
  end of year          $520,864,917        $308,567,855       $126,015,950      $60,183,933      $26,097,179
                       ============        ============       ============       ============     ============


The accompanying notes are an integral part of the financial statements.

Baltimore Gas and Electric Company
  Employee Savings Plan
Statement of Changes in Mutual Funds included in Net Assets
   Available for  Benefits
For the Year Ended December 31, 1995
       (Continued)


                         Total        T. Rowe Price    T. Rowe Price     T. Rowe Price    T. Rowe Price   T. Rowe Price
                        Mutual           Balanced          Equity            Growth         Small Cap     International
                         Funds             Fund         Income Fund        Stock Fund       Value Fund      Stock Fund
                     --------------   --------------   --------------    --------------   --------------  --------------
Additions and Net
Investment Activity
(Continued)
- -------------------

Appreciation (depreciation)
    of mutual funds

Net appreciation
(depreciation)
of mutual funds        10,933,250           23,735         8,402,164         2,550,812         (49,520)          6,059
                     --------------  --------------    --------------    --------------  --------------  --------------
                       10,933,250           23,735         8,402,164         2,550,812         (49,520)          6,059
                     --------------  --------------    --------------    --------------  --------------  --------------


Total additions and net
investment activity    31,770,871        1,262,463        16,727,295         8,024,425       4,022,363       1,734,325
                     --------------  --------------    --------------    --------------  --------------  --------------

Distributions:

Withdrawal and
  distribution
  payments to
  participants         (1,975,160)         (3,704)       (1,507,665)         (442,889)        (11,701)         (9,201)
Loans to participants  (1,729,675)        (11,331)       (1,081,915)         (589,071)        (31,358)        (16,000)
                     --------------  --------------    --------------    --------------  --------------  --------------
Total Distributions    (3,704,835)        (15,035)       (2,589,580)       (1,031,960)        (43,059)        (25,201)
                     --------------  --------------    --------------    --------------  --------------  --------------

Change in net assets   28,066,036       1,247,428        14,137,715         6,992,465       3,979,304       1,709,124
Net assets available
  for  benefits,
  beginning of year    32,117,897               0        23,495,863         8,622,034               0               0
                      -------------  --------------    --------------    --------------  --------------  --------------

Net assets available
  for benefits,
  end of year         $60,183,933      $1,247,428       $37,633,578       $15,614,499      $3,979,304      $1,709,124
                      ============     ============    ============      ============      ============    ============


The accompanying notes are an integral part of the financial statements.

Baltimore Gas and Electric Company
     Employee Savings Plan
Statement of Changes in Net Assets Available for  Benefits
For the Year Ended December 31, 1994


Investment Funds

                                                                              Vanguard/
                                         BGE Common          Fixed             Morgan
                         Total           Stock Fund        Rate Fund        Growth Fund      Windsor Fund     Loan Fund
                     --------------    --------------    --------------    --------------    --------------  --------------
Additions and Net
Investment Activity
- -------------------

Contributions:
Participant eligible
  pay contributions   $26,246,887       $10,143,982        $10,050,245       $2,043,839       $4,008,821             $0
Participant rollover
  contributions           146,932            48,786             40,135             4,569          53,442              0
Employer matching
  contributions
  Company stock fund    8,314,402         8,314,402                  0                 0               0              0
                     --------------    --------------    --------------    --------------  --------------  --------------
                       34,708,221        18,507,170         10,090,380        2,048,408        4,062,263              0
                     --------------    --------------    --------------    --------------  --------------  --------------

Income:

Dividends
  Stock funds          12,876,824        12,449,901                 0            77,497         349,426               0
  Employee stock
   account              2,975,897         2,975,897                 0                 0               0               0
Interest                7,376,717                 0         7,374,091                 0           2,626               0
Pooled funds              163,672           108,749            47,340             2,324           5,259               0
Interest on
  participant loans     1,696,287                 0                 0                 0               0       1,696,287
                    --------------    --------------    --------------    --------------    --------------  ------------
                       25,089,397        15,534,547         7,421,431            79,821         357,311       1,696,287
                    --------------    --------------    --------------    --------------    --------------  --------------

Participant Loan
  repayments                    0         4,457,533         2,877,017           326,272         804,586      (8,465,408)
                    --------------    --------------    --------------    --------------    --------------  ------------
                                0         4,457,533         2,877,017           326,272         804,586      (8,465,408)
                    --------------    --------------    --------------    --------------    --------------  --------------

Participant interfund
  transfers (net)               0        (1,508,766)          101,465          (138,783)      1,546,084               0
                    --------------    --------------    --------------    --------------    --------------  --------------
                                0        (1,508,766)          101,465          (138,783)      1,546,084               0
                    --------------    -------------     --------------    --------------    --------------  --------------


(continued on next page)

Baltimore Gas and Electric Company
   Employee Savings Plan
Statement of Changes in Net Assets Available for  Benefits
For the Year Ended December 31, 1994
        (Continued)


Investment Funds

                                                                                 Vanguard/
                                         BGE Common        Fixed             Morga
                       Total             Stock Fund        Rate Fund         Growth Fund       Windsor Fund    Loan Fund
                    --------------    --------------    --------------    --------------    --------------  --------------
Additions and Net
Investment Activity
(Continued)
- --------------------

Depreciation on investments:

Net depreciation
  of common stock    $(32,866,909)     $(32,866,909)              $0                  $0                  $0              $0
Net depreciation
  of mutual funds      (2,988,235)                0                0            (472,214)         (2,516,021)              0
                    --------------    --------------    --------------    --------------    --------------  --------------
                     $(35,855,144)     $(32,866,909)               0            (472,214)         (2,516,021)              0
                    --------------    --------------    --------------    --------------    --------------  --------------


Total additions and net
investment activity    23,942,474         4,123,575       20,490,293           1,843,504        4,254,223           (6,769,121)
                           --------------    --------------    --------------    --------------    --------------  --------------


Distributions:

Withdrawal and
  distribution payments
  to participants          (40,216,331)      (24,533,926)        (12,861,369)     (392,064)          (1,442,893)      (986,079)
Loans to participants                0        (5,301,963)         (3,323,427)     (340,854)            (971,994)     9,938,238
                           --------------    --------------    --------------    --------------    --------------  --------------
Total Distributions        (40,216,331)      (29,835,889)        (16,184,796)     (732,918)          (2,414,887)     8,952,159
                           --------------    --------------    --------------    --------------    --------------  --------------


Change in net assets       (16,273,857)      (25,712,314)          4,305,497      1,110,586           1,836,336      2,183,038
Net assets available
   for  benefits,
   beginning of year       425,855,955       260,204,661         115,940,938      7,511,448          21,656,527     20,542,381
                           --------------    --------------    --------------    --------------    --------------  --------------

Net assets available
   for benefits,
   end of year            $409,582,098      $234,492,347        $120,246,435     $8,622,034         $23,495,863    $22,725,419
                           ===========       ===========       ===========       ===========       ===========     ===========


The accompanying notes are an integral part of the financial statements.

                       BALTIMORE GAS AND ELECTRIC COMPANY
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



     1.   GENERAL DESCRIPTION OF THE PLAN

              Baltimore   Gas   and  Electric  Company  (the   Company),
        established the Baltimore Gas and Electric Company Employee Savings Plan (Plan) and Trust Agreement, with Bankers Trust
        Company  as trustee on July 1, 1978.  Effective June  30,  1995, the Company removed Bankers Trust as trustee under the Trust Agreement, terminated the Trust Agreement, and discontinued Bankers Trust Company's Plan administrative services. Effective July 1, 1995, the Company appointed T. Rowe Price Trust Company (T. Rowe Price) as successor trustee (Trustee). In addition, TRP Retirement Plan Services, Inc., became the provider of administrative services for the Plan. Significant Plan amendments adopted effective July 1, 1995 include: (1) Expanding and changing the investment fund choices for participant contributions to eliminate the Morgan Fund, which was replaced by and the assets transferred into, the T. Rowe Price Growth Stock Fund, to eliminate the Windsor Fund, which was replaced by and the assets transferred into, the T. Rowe Price Equity Income Fund, to include the Interest Income Fund (formerly the Fixed Rate Fund), to add three additional T. Rowe Price mutual funds and to retain the BGE Common Stock Fund. Effective March 31, 1995, T. Rowe Price Stable Asset Management Inc. took over management of the Fixed Rate Fund assets. (2) Monthly valuation was replaced with daily valuation. As a result of this change, participants can request transfers among investment funds, withdrawals, distributions, and loans more frequently than once a month. (3) The number of loans participants may have outstanding at any time was increased from one to two, and the loan interest rate was changed to the prime rate plus 1%. (4) The period of time before an employee becomes eligible to make contributions was reduced from one year to one month (three months in the case of employees of certain subsidiaries of the Company).

             The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows participants to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

             The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

              There  are  seven  investment  fund  choices  offered  for participant contributions: the BGE Common Stock Fund, the Interest Income Fund and five mutual funds. The Interest Income Fund is managed by T. Rowe Price Stable Asset Management, Inc. The mutual funds consist of the T. Rowe Price Balanced Fund, the
        T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price Small Cap Value Fund and the T. Rowe Price International Stock Fund (mutual funds). All Company contributions are initially invested by the Trustee in the BGE Common Stock Fund.

             Participant and Company matching contributions are sent, each pay period, to the Trustee, who invests participant contributions as designated, either in (1) the BGE Common Stock Fund for the purchase (in the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock; (2) the T. Rowe Price Balanced Fund, the T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price Small Cap Value Fund and the T. Rowe Price International Stock Fund for the purchase of mutual fund shares; or (3) the Interest Income Fund, as more fully described below.

             Dividends  and  earnings received on  any  shares  held  in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the BGE Common Stock Fund, or the mutual funds are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Interest Income Fund are automatically reinvested in that fund.

            Dividends received on shares of Company common stock held in a participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

             The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay; (2) the amount of the participant's eligible pay that is contributed; (3) the amount of that contribution which is designated for investment in the BGE Common Stock Fund or the mutual funds; (4) the amount of Company matching contributions invested in the BGE Common Stock Fund;
        (5) the reinvested dividends and earnings on each investment fund; and (6) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

             Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 1995 and 1994 were 6.23 and 6.60%, respectively. The crediting interest rates as of December 31, 1995 and 1994 were 6.27% and 6.35%, respectively. At December 31, 1995, there were no investments in the aggregate contracts of any issuer which exceeded 5% of net assets available for benefits in the Interest Income Fund. At December 31, 1994, approximately 6.45% and 6.09% of net assets available for benefits in the Fixed Rate Fund were invested in contracts issued by Principal Mutual and New York Life respectively. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

             Participants have the right, once a month, to change the amount of their payroll deductions. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the seven investment funds as provided in the Plan.

             In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the seven investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may transfer, monthly, the value of their Company contributions and employee stock account among the seven investment funds.

            Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Loans are repaid through regular payroll deductions or by direct payments from the participants and two loans at a time are allowed for each participant. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated.

             The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

               Withdrawals   of   thrift   contributions   and   Company
        contributions, including earnings, are allowed to be initiated on a daily basis. All contributions held in participants' accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

            Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year, whether or not they are actively employed. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

             The Plan is administered by the Manager, Staff Services Department of the Company, as Plan Administrator. Administrative fees charged by institutions which issue contracts for the Interest Income Fund are reflected in the effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the BGE Common Stock Fund and mutual fund shares for the five mutual funds are borne by those funds.

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

            On September 25, 1995 the Company and Potomac Electric Power
        Company (PEPCO) announced plans to merge into a new company, Constellation Energy Corporation (CEC). The merger is expected to occur in 1997 after receiving approval from various regulatory agencies. Upon completion of the merger, Company shareholders, including participants in the Plan, will receive one share of CEC common stock for each share of Company common stock owned, while PEPCO shareholders will receive 0.997 shares of CEC common stock for each PEPCO share owned. Like the Company, PEPCO, currently offers their employees a defined contribution plan. The effect of the merger on the Plan has not yet been determined.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             The financial statements of the Plan are prepared under the accrual method of accounting.

             Shares of common stock for participant contributions and Company matching contributions currently are purchased for the BGE Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except that the Trustee purchases from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the BGE Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

             Withdrawals and distributions to participants are recorded when paid.

             Leveraging provisions are included in the Plan, but these provisions have not yet been utilized.

             Shares of common stock in the BGE Common Stock Fund held by
        T. Rowe Price Trust Company (previously Bankers Trust Company) are valued as of December 31, 1995 and 1994, using the quoted
        closing   market  price  as  reported  by  the "NYSE--Composite
        Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds and the Vanguard Mutual Funds, are valued as of December 31, 1995 and 1994 respectively, using the net asset value price of such shares as quoted by the "Mutual Fund
        Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost which approximates fair value.

             The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund (previously the Fixed Rate Fund), which are fully benefit-responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

             The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        3.  SECURITIES HELD IN TRUST

            Shown below are the shares, with respective market value and cost, which were held in trust in the BGE Common Stock Fund and the mutual funds on December 31, 1995 and 1994 .

                            SHARES HELD        MARKET
                              IN TRUST         VALUE          COST

        BGE COMMON STOCK FUND

         December 31, 1995  10,670,321    $304,105,431   $211,081,564
         December 31, 1994  10,384,996    $229,768,037   $199,145,551

        MORGAN FUND

         December 31, 1995           0               0              0
         December 31, 1994     762,475      $8,661,727     $9,127,698

        WINDSOR FUND

         December 31, 1995           0               0              0
         December 31, 1994   1,995,311     $25,120,961    $26,432,638

        T. ROWE PRICE BALANCED FUND

         December 31, 1995      94,359      $1,247,428     $1,223,896

        T. ROWE PRICE EQUITY INCOME FUND

         December 31, 1995   1,880,172     $37,622,250    $34,287,071

        T. ROWE PRICE GROWTH STOCK FUND

         December 31, 1995     668,552     $15,610,682    $14,950,021

        T. ROWE PRICE SMALL CAP VALUE FUND

         December 31, 1995     240,651      $3,977,965     $4,027,704

        T. ROWE PRICE INTERNATIONAL STOCK FUND

         December 31, 1995     139,749      $1,709,124     $1,703,673

     4. TAX STATUS

             The Company has received the latest favorable determination letter from the Internal Revenue Service, dated November 22, 1994, with respect to the Plan as restated effective June 30, 1994, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

     5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31,
                                         1995                1994
          Net assets available
             for benefits per
             the financial
             statements               $520,864,917        $409,582,098

          Amounts requested by
             participants for
             withdrawals and
             distributions at
             December 31, but
             not yet paid               (352,661)          (1,659,655)
                                     _____________       _____________
          Net assets available
             for benefits
             per the Form 5500        $520,512,256        $407,922,443
                                     =============       =============
             The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                         Year ended
                                                     December 31, 1995
              Withdrawals and distributions paid
                 to participants per the
                 financial statements                   $33,546,952
              Add:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1995 but not yet paid         352,661
              Less:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1994 but not yet paid     (1,659,655)
                                                      _____________
              Withdrawals and distributions to
                 participants per the Form 5500         $32,239,958
                                                      =============


             Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                  Page 1 of 4
  Baltimore Gas and Electric Company (EIN 52-0280210)
T. Rowe Price, Trustee  -  Baltimore Gas and Electric Company
               Employee Savings Plan

  Item 27(a) - Schedule of Assets Held for Investment Purposes
         December 31, 1995

                                                                                      Current            Maturity
         Identity of Issue            Description of Asset            Cost             Value               Date
                                                                                         *
Group Annuity Contract with     Insurance Company Guaranteed
    Allstate Life Insurance       Interest Contract -                                                     50% 12/31/96
    Company (GA 5285)             Guaranteed Interest - 7.52%         $6,593,942        $6,593,942     Balance 6/30/97

  Group Annuity Contract with     Insurance Company Guaranteed
    Allstate Life Insurance       Interest Contract -                                                       50% 4/1/96
    Company (GA 5518)             Guaranteed Interest - 4.53%          4,134,753         4,134,753     Balance 10/1/96

  Group Annuity Contract with     Insurance Company Guaranteed
    Canada Life Assurance         Interest Contract -
    Company (P-45870)             Guaranteed Interest - 7.20%          3,115,901         3,115,901           6/15/2000

  Group Annuity Contract with     Insurance Company Guaranteed
    Canada Life Assurance         Interest Contract -
    Company (P-45904)             Guaranteed Interest - 6.31%          6,083,049         6,083,049          12/15/2000

  Group Annuity Contract with     Insurance Company Guaranteed
    Canada Life Assurance         Interest Contract -
    Company (P-45908)             Guaranteed Interest - 6.23%          1,515,478         1,515,478          10/16/2000

  Group Annuity Contract with     Insurance Company Guaranteed
    Continental Assurance         Interest Contract -
    Company (GP-24100)            Guaranteed Interest - 6.32%          5,249,942         5,249,942           9/15/2000

  Group Annuity Contract with     Insurance Company Guaranteed                                             33% 9/30/96
    CDC BRIC                      Interest Contract -                                                      50% 3/31/97
    Company (BR-154-01)           Guaranteed Interest - 6.98%         10,171,520        10,171,520     Balance 9/30/97

  Group Annuity Contract with     Insurance Company Guaranteed                                      Various Maturities
    Metropolitan Life Insurance   Interest Contract -                                                   3/31 - 9/30/97
    (GA-13307-069)                Guaranteed Interest - 5.75%          6,343,855         6,343,855     Balance 3/31/98

  Group Annuity Contract with     Insurance Company Guaranteed                                      Various Maturities
    New York Life                 Interest Contract -                                                 4/1/96 - 3/31/98
    (GA-06750-001)                Guaranteed Interest - 5.15%         13,660,057        13,660,057    Balance 09/30/98

  Group Annuity Contract with     Insurance Company Guaranteed                                       Excess > $3.7 Mil
    New York Life                 Interest Contract -                                                          9/30/98
    (GA-06750-002)                Guaranteed Interest - 6.35%          8,328,846         8,328,846     Balance 3/31/99

  Group Annuity Contract with     Insurance Company Guaranteed                                           33.3% 9/30/96
    Peoples Security Life         Interest Contract -                                                      50% 3/31/97
    (BDA00451FR)                  Guaranteed Interest - 7.04%         10,174,372        10,174,372     Balance 9/30/97

  Group Annuity Contract with     Insurance Company Guaranteed                                            33.3% 4/1/97
    Principal Mutual              Interest Contract -                                                      50% 10/1/97
    (4-05026-001)                 Guaranteed Interest - 5.85%          6,775,826         6,775,826      Balance 4/1/98

    (Continued on next page)

* Current Value of the guaranteed investment contracts equal contract value.

  Baltimore Gas and Electric Company (EIN 52-0280210)
  T. Rowe Price, Trustee  -  Baltimore Gas and Electric Company
              Employee Savings Plan

  Item 27(a) - Schedule of Assets Held for Investment Purposes
         December 31, 1995

                                                                                      Current            Maturity
         Identity of Issue            Description of Asset            Cost             Value               Date
                                                                                         *
  Group Annuity Contract with     Insurance Company Guaranteed
    Principal Mutual              Interest Contract -                                                     50% 06/30/98
    (4-05026-002)                 Guaranteed Interest - 5.17%        $16,454,053       $16,454,053    Balance 12/31/98

  Group Annuity Contract with     Insurance Company Guaranteed
    Protective Life               Interest Contract -
    (1174)                        Guaranteed Interest - 7.18%          3,150,279         3,150,279           3/15/2000

  Group Annuity Contract with     Insurance Company Guaranteed
    Prudential                    Interest Contract -                                                     50% 09/30/96
    (GA-7088-212)                 Guaranteed Interest - 7.44%          6,311,371         6,311,371    Balance 09/30/97

  Group Annuity Contract with     Insurance Company Guaranteed
    Prudential                    Interest Contract -                                                     50% 01/31/99
    (GA-7088-213)                 Guaranteed Interest - 6.48%          8,028,440         8,028,440    Balance 05/31/99

  Group Annuity Contract with     Insurance Company Guaranteed
    Transamerica Occ.             Interest Contract -                                                     50% 09/15/99
    (51266-00)                    Guaranteed Interest - 7.16%          7,787,549         7,787,549    Balance 12/15/99


**Baltimore Gas and Electric Company Common Stock - no par           211,081,564       304,105,431          -

  T. Rowe Price International Stock Mutual Fund                        1,703,673         1,709,124          -

  T. Rowe Price Growth Stock Fund Mutual Fund                         14,950,021        15,610,682          -

  T. Rowe Price Small Cap Value Fund Mutual Fund                       4,027,704         3,977,965          -

  T. Rowe Price Balanced Fund     Mutual Fund                          1,223,896         1,247,428          -

  T. Rowe Price Equity Income Fund Mutual Fund                        34,287,071        37,622,250          -

**Loan Fund (Interest)            Participant Loan Fund                -                26,097,091          -
                                  Interest Range 8.25 - 9.75%

  T. Rowe Price Prime Reserve FundMoney Market Mutual Fund             1,908,391         1,908,391          -

  T. Rowe Price Short Term        Money Market Bank Account              352,661           352,661
     Distribution Account

  General Employee Benefit Trust  Short-Term Investment Fund;
    of Bankers Trust Company -    Fluctuating Interest Rates;
    Short-Term Investment Funds   Valued at Book Value of fund
                                  at time of purchase                         17                17          -
                                                                    ____________      ____________
                                                         Total       393,414,231       516,510,273
                                                                      ==========        ==========

* Current Value of the guaranteed investment contracts equal contract value. **Parties-in-Interest

           Baltimore Gas and Electric Company (EIN 52-0280210)
T. Rowe Price, Trustee-Baltimore Gas and Electric Company Employee Savings Plan

              27(d) Schedule of Reportable Transactions
   Cumulative Tranactions by Issue Exceeding 5% of Portfolio Value
                        During Plan Year 1995

                                Number                           Number
                                  of                               of
        Security Description     Sales     Proceeds     Gain    Purchases    Cost
*Baltimore Gas and Electric
  Company Common Stock-no par     73     $22,966,211  $3,931,479   101    $39,358,705

 Vanguard Windsor Fund            27      36,768,096   3,598,735    67      6,736,724

 Directed Account
   Short-Term Investment Fund
   General Employee
   Benefit Trust                 138      46,575,980           0   179     44,818,463
                                 ---     -----------  ---------- -----   ------------

                      Total      238    $106,310,287  $7,530,214   347    $90,913,892

*Parties-in-interest

        Baltimore Gas and Electric and Company (EIN 52-0280210)
T. Rowe Price, Trustee-Baltimore Gas and Electric Company Employee Savings Plan

               27(d) Schedule of Reportable Transactions
   Single Transactions Exceeding 5% of Portfolio Value During Plan Year 1995


                                Selling   Cost of  Current Value     Net
Party Involved/Security Name     Price     Asset     of Asset        Gain
Miscellaneous/
  Vanguard Windsor Fund         15.010  $26,774,999  $30,125,805  $3,350,806
    2,007,049 Units
                                       -----------   -----------  ----------

                Total                   $26,774,999  $30,125,805  $3,350,806
